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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                 SEC FILE NUMBER 333-80927


[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended:   December 25, 1999
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:   .......................................

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:...Not Applicable....
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PART I -- REGISTRANT INFORMATION

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     Full Name of Registrant ......Panera Bread Company.......................
     Former Name if Applicable

     Not Applicable...........................................................

     Address of Principal Executive Office (Street and Number)

     7930 Big Bend Boulevard, Webster Grove, MO 63119.........................
          City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 25, 1999 in a timely manner because the Company sold its parent company, Au Bon Pain, on May 16, 1999. Although Au Bon Pain provided accounting support through the end of 1999, it has not been possible to prepare all of the supporting financial information for the Form 10-K on a timely basis. It is not anticipated that this will be a recurring problem for the Registrant.


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PART IV -- OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

     William W. Moreton, Chief Financial Officer.....(314)....918-7779(ext.6423)
                  (Name)                         (Area Code)  (Telephone Number)

     (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes      [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A, which is incorporated herein by reference.

     .........................Panera Bread Company..............................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date...March 24, 2000..............   By:../s/ William W. Moreton...............
                                          William W. Moreton
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                              PANERA BREAD COMPANY

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PART IV -- OTHER INFORMATION

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Item 3 - Change in Results of Operations.

     The Registrant currently anticipates that the financial statements to be included in its Annual Report on Form 10-K for the twelve month period ended December 25, 1999 (the "1999 Annual Report") will reflect a net loss of approximately $629,000 on revenue of approximately $171,359,000, as compared to a net loss of approximately $20,494,000 on revenue of approximately $249,660,000 for the twelve month period ended December 26, 1998 (the "1998 Annual Report"). The decrease in the net loss of approximately $19,865,000 from the 1998 Annual Report to the 1999 Annual Report is primarily attributable to the fact that the 1998 results included a non-recurring, non-cash charge of $24.2 million in connection with the sale of the Au Bon Pain Business Unit. This charge was principally to reflect a write-down under SFAS # 121. The sale of the Au Bon Pain Business Unit was completed on May 16, 1999.


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